UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File No. 000-56296

BRIGHT MINDS BIOSCIENCES INC.
(Translation of registrant's name into English)

1500 - 1055 West Georgia St.
Vancouver, British Columbia, Canada, V6E 4N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended June 30, 2021 and 2020

99.2	Management Discussion and Analysis for the period ended June 30, 2021

99.3	Form 52-109FV2 - Certification of Interim Filings - CEO

99.4	Form 52-109FV2 - Certification of Interim Filings - CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIGHT MINDS BIOSCIENCES INC.

/s/ Ryan Cheung
Ryan Cheung
Chief Financial Officer

Date:  September 16, 2021